Filed by: NantKwest, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NantKwest, Inc.

Commission File No.: 001-37507

The following is the transcript of an investor call held by NantKwest, Inc. on December 21, 2020.

JOELE FRANK (JFWBK)

Moderator:    Sarah Singleton

December 21, 2020

8:30 a.m. ET

OPERATOR:	This is Conference #: 6753467

Operator:	Good morning everyone. My name is (Pasha) and I will be your conference operator today. Thank you for standing by and welcome to today’s call with ImmunityBio and NantKwest. During today’s call, all participants are in a listen-only mode. Should you need assistance at any time, please signal a conference specialist by pressing the “star” key, followed by “0”.

A slide presentation accompanies today’s webcast and participants are invited to follow along, advancing the slides themselves. The presentation may be accessed from the investor section of the NantKwest website. It is also available on the ImmunityBio website. After the speakers prepared remarks, there will be a short question and answer session.

Please know that this event is being recorded and I will now turn the conference over to Sarah Singleton, Manager of Investor Relations and Communications at NantKwest. Sarah, please go ahead.

Sarah Singleton:	Thanks (Pasha) and thank you all for joining today’s conference call to discuss the combination of ImmunityBio and NantKwest. On today’s call are Dr. Patrick Soon-Shiong, founder of ImmunityBio and NantKwest, who currently serves as CEO of ImmunityBio and Executive Chairman of NantKwest and Rich Adcock, NantKwest Chief Executive Officer.

During this presentation, we will make forward-looking statements relating to the post transaction and the future success of the company’s products.

Although these statements reflect the company’s current views, they are necessarily subject to a variety of known and unknown risks, including those described in NantKwest’s SEC filing.

We undertake no obligation to update any forward-looking statements we make except to the extent we’re legally required to do so. NantKwest will make important filings with the SEC in connection with the proposed transactions. You are urged to read those materials carefully before making any (voting) or investment decisions. With that, I’ll now turn the call over to Dr. Soon-Shiong.

Patrick Soon-Shiong:	Thanks Sarah and good morning everyone. It’s truly an exciting day for both companies and together, ImmunityBio and NantKwest will create a world class clinical stage immunotherapy leader across oncology and infectious diseases. Before I get into the specifics of this transaction, I want to highlight the very positive bladder results that validate this combination.

We’re excited to have presented and you will see a press release that has come out this morning that we have met our primary endpoint in non-muscle invasive bladder cancer. We’ll present more detail for the results when we come to that part of the presentation, but we reached a primary endpoint of 70 percent – 72 percent complete response rate. This molecule Anktiva has received breakthrough therapy status and we’ll present more details later along in the presentation.

Let me turn to slide three of your – of the slide deck that you received this morning. These two companies know each other very well and have a long track record of collaborative success. Bringing these company’s together is about more than just creating value for shareholders. Together, we will accelerate the delivery of effective new treatments.

Our differentiated immunotherapy technologies allow us to execute at a lower cost and we are addressing enormous market opportunities. Our diversified pipeline will give us multiple shots on goal, particularly as many of our programs are late stage. So today, I want to share how we expect to capitalize on these opportunities and why we believe this combination is the natural next step.

ImmunityBio and NantKwest are united by a shared vision to treat cancer and infectious disease. Research in this important field has been my life’s work. I founded both companies with a goal of creating long-term treatments for cancer and virally induced infectious diseases and ultimately improving the quality of life of thousands of patients every year.

ImmunityBio and NantKwest have unique platforms based on a shared and highly differentiated logistic approach to fighting these diseases. Each (company’s) platform are combined as immunotherapies to activate both the natural killer cell and T cell, which is something we’re already doing in our existing partnerships. We’re actively using both platforms to address difficult to treat cancers with large unmet needs today.

Through this combination, we can create these therapies at scale and low cost, leveraging our expert teams across operations and science.The manufacturing platforms of both companies are really established individually. Together, we will have an expansive clinical stage pipeline and intellectual property portfolio spanning 13 novel, first in class immunotherapy based assets now in clinical trials with 11 at Phase II to III, already achieving promising data.

In addition, we are combining a strong global intellectual property portfolio issued in pending worldwide patent applications with patent life extending to 2035 and beyond. This transaction cements the strong bonds that will really link these companies, establishing ImmunityBio as a world class clinical stage leader in the rapidly expanding immunotherapy field.

So let’s move to slide number four. Together, we will treat cancer and infectious diseases combining our best-in-class discovery and development natural killer immunotherapy platforms. You’re already likely familiar with NantKwest and the natural killer cell immunotherapies that act as an extension to your body’s innate, rapidly responsive immune system to eliminate cancerous or infected cells.

On the other hand, ImmunityBio may be a new story to many of you. Its platform activates both the NK cell but also the adaptive T cell system. Together these T cell systems can help create long-term immunological memory. So working together, the activation of the NK and the immunotherapy platforms have already demonstrated clinical success across oncology and infectious diseases.

Unlike existing standards of care using high dose chemotherapy or high dose radiation that severely weaken or deplete the immune system, our approach is designed to activate the patient’s own immune system with their own natural killer and T cells to combat cancer and infectious diseases. So combined, ImmunityBio and NantKwest, as a merged company will leverage the strengths of both organizations in terms of first in class immunotherapy platforms, novel clinical trial designs and accelerate the studies already performed.

In collaboration together, we can transform the future of cell based therapies and transcend cancer care beyond checkpoint therapy. So let me turn to slide five, which I really think will highlight how we are better together.

Together, ImmunityBio and NantKwest have a broad, diversified clinical stage pipeline. Collectively, we’re currently involved in 13 clinical trials, six of which involve products and manufacturing resources from both companies and 11 of which are in Phase II or III. This unparallel product pipeline of immunotherapy products places the combined company in a unique position to lead the emerging field of immunotherapy of cancer and infectious diseases.

I think it’s really almost unprecedented for a company at this stage to report that over 1,800 patients have already entered into clinical trials across 22 tumor types in oncology, studying the safety and efficacy of first-in-human, first-in-class off-the-shelf natural killer cells either with or without ImmunityBio’s Anktiva, our lead antibody fusion protein, as well as with or without the adenovirus vectors stimulating memory T cells and the immunomodulator, Aldoxorubicin.

So to highlight this by looking at this slide, you can see on the left the current trials involving ImmunityBio programs. First, the bladder cancer trial for unresponsive CIS, for which we have received breakthrough status and, as I’ve announced this morning, as well for which we’ve met already the primary endpoint. Second, bladder cancer for unresponsive papillary for which we received fast track designation.

Thirdly, you will see the – our plans for lung cancer, a randomized lung cancer trial in first line, comparing checkpoint therapy alone to checkpoint therapy plus Anktiva. A second randomized lung cancer trial in first line, comparing checkpoint therapy with chemotherapy against that regiment with Anktiva and then a second line, single-arm lung cancer trial. All of these lung cancer trials are currently recruiting.

So these trials all test the effect of Anktiva when combined either with BCG, in the case of bladder cancer, or with checkpoint inhibitors in the case of lung cancer and are actively recruiting in these potentially registrational trials today. In addition, we will initiate combination therapy in recurrent glioblastoma with Anktiva and Aldoxorubicin and as you can see, Anktiva is also in clinical trials for the treatment of HIV.

In the middle block, you can see the trials in which NantKwest and ImmunityBio have combined their platforms of Anktiva and natural killer cell. The indications using this combination include metastatic pancreatic cancer in first, second and third line, triple negative breast cancer, third line and recurrent Merkel cell carcinoma. Again, all of these trials are actively recruiting and triple negative breast cancer will soon be opened.

While we can’t extrapolate the results until we complete these randomized registrational intent trials, the exploratory early results of these combination therapies of the natural killer cell from NantKwest and the immunotherapy platform of ImmunityBio in late stage metastatic pancreatic cancer, triple negative breast cancer and Merkel cell carcinoma have been highly encouraging.

Indeed, in each of these late-stage difficult to treat cancers, we have noted complete remissions with a novel approach of activating both the innate and adaptive immune system without a high dose of chemotherapy. Importantly, our inter-organization’s what I call synergistic orchestration of technologies extends beyond cancer.

Beyond oncology indications, this differentiated approach, which I like to call a triangle offense, meaning the natural killer cell, the T cell, and the macrophage, is very promising also for the treatment of COVID-19 and HIV. And on the right-hand side you can see that ImmunityBio and NantKwest are actually working together on a COVID-19 vaccine candidate, which can be administered both as an injection and orally at room temperature, and we plan to begin a Phase 2/3 trial after the holidays, and we’ll talk more about that in just a bit.

So the vital work we’re doing to develop and test our novel COVID-19 vaccine is covered by a joint collaboration and revenue-sharing agreement, which we’ve shared with you in the past.

Turning now to the exciting news that we’ve published as a news release in the bladder cancer, our lead indication in the combined company. These results will be discussed in further detail below, but I wanted to highlight our positive date from the first cohort of a pivotal Phase 2/3 trial for non-muscle invasive bladder cancer in high-risk carcinoma in situ disease.

The so-called, quote, “3.032 trial”. The data showed that 51 out of 71 evaluable patients, 72 percent, had a complete response at any time to intravesical BCG plus Anktiva, with a 59 percent probability of these patients maintaining a complete response for at least 12 months and a median duration of complete response of 19.2 months to date.

So moving onto page 7, our lead programs have significant market opportunities. In bladder cancer, we’ve met our primary endpoint as I said, and there are approximately 81,000 patients diagnosed annually, of which 18,000 are eligible for our first indication in CIS. In non-small lung cancer, the market opportunity for first and second line cancer patients are in the hundreds of thousands, and sadly pancreatic cancer is a large, unmet need and is increasing in incidents.

As many of you are aware, I’ve spent my career trying to win the war against this disease. Abraxane was approved in 2013 for the treatment of pancreatic cancer. By activating the immune system with natural killer cells and T cells, we would hopefully improve on this Abraxane regimen which we developed and we are addressing both first, second, and third line disease. Slide 6 demonstrates the large and growing market we have positioned to address for COVID-19.

So let me turn to the next slide. I’m excited to say between the two companies we’ll have the right team in place to execute. I’m pleased that Rich Adcock, currently CEO of NantKwest, will be named CEO of the combined company. He will be supported by a deep bench of medical, operational, and science professionals. Rich, who you’ll hear from in a few minutes, is a Six Sigma expert, a seasoned healthcare executive with the unique combination of engineering and operational skill. He’s focused on leveraging our manufacturing expertise and resources to create these therapeutics at low cost.

I look forward to continuing to work with Rich and our talented teams so that I can focus on the strategy and science of the company to make our vision a reality. I’ll now turn the call over to Rich Adcock., NantKwest Chief Executive Officer, who will be CEO of the combined company. Rich?

Rich Adcock:	Thanks, Patrick, and thank you to everyone for joining us on the call today. Now that you’ve heard the important vision for the combined company, details around our exciting data and how well we fit together, I now want to take a moment to talk about the transaction, the team and operations behind the compelling science.

Turning to slide 8, the transaction is structured as a tax-free, 100 percent stock-for-stock merger. Under the terms of the agreement, ImmunityBio shareholders will receive a fixed exchange ratio of 0.819 shares of NantKwest for each share of ImmunityBio owned. Upon closing, which is expected to take place in the first half of 2021, ImmunityBio shareholders will own approximately 72 percent of the combined company and NantKwest shareholders will own approximately 28 percent.

The combined company will assume the ImmunityBio name and continue to be listed on the NASDAQ exchange. However, the combined company ticker symbol is expected to be changed to IBRX. The headquarters will be located at ImmunityBio’s offices in Culver City, California. Collectively we have extensive and seasoned research and development, clinical trial, and regulatory operations and development teams. Those areas of our business will occupy over 200,000 square feet of facilities that are primarily devoted to manufacturing and research and development.

At NantKwest we have put into place a low-cost, efficient, and scalable manufacturing process. We have manufactured trillions of cells, more than any other NK cell-based company, and we have multiple FDA-authorized IND applications. Our NK cells can be cryopreserved, stockpiled, and readily accessed on demand from what we believe is the world’s only GMP-compliant NK-92 cell bank, a proprietary asset of our company. With that I’ll turn it back over to Patrick to review the details of the combined company’s immunotherapy platform.

Patrick Soon-Shiong:	Thanks, Rich. And so, let’s move onto slide 11 where we can turn our attention to the unparalleled pipeline across oncology and infectious disease. The top row describes the platform across these two companies. And in the bottom row are the lead products at clinical stage we have open within each platform.

So as you can see from the slide we have identified the late stage clinical development across indications and demonstrated the ImmunityBio platform contribution and the NantKwest contribution as it relates to each indication. Starting at the indication level, our bladder cancer is the leading indication in terms of approval status with breakthrough in fast track designation.

This is followed closely by our lung cancer indication, our glioblastoma indication, our pancreatic cancer indication, our breast cancer indication, and our Merkel cell carcinoma indication. All of these indications are at Phase 2 or 3 trials. And as you can see the contribution on the right-hand side by ImmunityBio and NantKwest, some of them by ImmunityBio and some of them with combination of ImmunityBio and NantKwest’s technology.

Subject to our meeting with the FDA in presenting our end of Phase 1 and 2 data, we believe that these late-stage either single arm or randomized trials have registrational potential.

In addition to our focus on cancer as you can see on the left-hand side of the slide, we’re also using this immunotherapy platform to address life threatening infectious diseases such as HIV and COVID-19. And as you can see on COVID-19 we have both therapeutic potential as well as vaccine trials. I’m pleased to say that our vaccine trial has entered Phase 1, and we’ll speak more when we talk about the result in the following year.

Below that, you’ll see a very deep pipeline in which we have both the fusion proteins as well as the NK cell pipeline. Within the NK cell pipeline you will see a CD19 t-haNK, a HER2 t-haNK, EGFR t-haNK, as well as the most exciting pipeline product in the NK cell pipeline I believe called the M-ceNK. So let me turn to the next slide.

This next slide speaks to the immunotherapy platform, and for me to describe to you it’s rather complex but it’s important for you to understand the platform and the products underlying each platform.

On the top row, you will see ImmunityBio’s platform consisting of the antibody cytokine fusion proteins, the synthetic modulators, and our vaccine technologies. You will see NantKwest’s platform on natural killer cells.

The leading product under the antibody cytokine fusion proteins that activates NK and T cells is Anktiva, N-803, which has fast track designation and breakthrough designation. The leading product under the synthetic immune modulators, which activate tumoricidal macrophages, is Aldoxorubicin, and has already completed Phase 3 in Sarcoma and is in the combination trials for pancreatic cancer and triple negative breast cancer.

The leading product for the vaccine technology, which includes both yeast and second generation human adenoviruses and can be administered even in the presence of adenovirus immunity, is the adenovirus, which is already in Phase 2 trials for colon cancer, prostate cancer using tumor-associated antigens and now as a COVID vaccine using the (N plus S) sequences. The leading products for the NK cell are the off-the-shelf NK cell CD16 haNK, which is in Phase 2 trial for Merkel cell carcinoma, the PD-L1 t-haNK for pancreatic cancer and triple negative breast cancer.

And one of the most exciting announcements I’d like to make today as well in – on the natural killer cell platform is this autologous or allogeneic memory ceNK. This memory ceNK is the ability to actually identify and extract from patients peripheral blood, a natural killer cell and grown in a (bright to medium and gene phenobox) and be able to now be infused with persistence of a highly-activated natural killer cell we call memory cytokine infused NK cell.

So turning to the next slide, we’ll give you a summary of our upcoming catalysts, and as you can see with regard to the timeline for these products we have a much to report ahead in 2021.

On the BCG data for example, you are able to see the initial readout for the FDA meeting in the first half of 2021 and our BLA filing by the end of the second half of 2021. For the lung cancer, we’re actively enrolling patients in chemotherapy and with chemotherapy-free who have relapsed. Confirming registration protocol after our meeting with the FDA we expect by Q1 2021.

For pancreatic cancer we’ll meet with the FDA to confirm our registration protocol designed to provide initial results of our third line single arm pancreatic cancer trial by Q2 2021. Similarly, we’ll provide accrual data and status report on triple negative breast cancer, recurrent glioblastoma and Merkel cell carcinoma.

And then finally with regards to COVID-19 we anticipate providing data on our Phase 1 and initiation of Phase 2 and 3 in Q1 2021. So, turning now to slide number 15, I want to spend some time on the results we’ve seen to date.

As I’ve said with regards to bladder cancer which is one of the most expensive cancers to treat with high rate failure – up to 50 percent following BCG therapy.

These patients who are unresponsive are left with the need to have their bladder removed, a high risk procedure with 3 percent to 6 percent mortality and then 28 percent to 64 percent morbidity. So, the goal of our trial is to avoid this terrible consequence of cystectomy and recover the patients who were unresponsive to BCG.

Since it has been reported that BCG activates natural killer cells as part of its mechanism, we reasoned that by enhancing NK and T cells with Anktiva, that the combination of BCG and Anktiva would be active. Indeed, we demonstrated this first in our Phase 1 dosing study and now in our Phase 2/3 pivotal trial.

So turning to page 16, in our Phase 1 trial, nine out of nine patients, remarkable results, experience complete remission and are disease-free after 24 months. Well above the current standards of care as you can see on the right side of the slide.

On this basis, we were granted Fast Track recognition by the FDA and proceeded to the registration trial of Anktiva plus BCG in BCG unresponsive bladder cancer. And the data for this trial, for which we received breakthrough designation, is shown on slide 17.

So turning to slide 17, the data there shows that we’ve met the primary endpoint of a complete response at any-time. The endpoint required a lower-bound of 95 percent confidence interval of greater than 20 percent which translated to 24 patients out of 80. In fact, our results show that 51 out of 80 demonstrated a complete response at anytime representing a 72 percent complete response rate. Thus we have met our primary endpoint.

Of note, the severe adverse event was less than 1 percent. With regard to the secondary endpoint, we demonstrated a 59 percent probability of patients in CR maintaining their CR for at least 12 months. So, on the basis of this data, we’re moving to the next step to an FDA meeting and proceeding towards a BLA filing as part of the breakthrough designation.

Turning to slide 18 which is the other indication of papillary bladder cancer to meet this primary endpoint of papillary BCG unresponsive papillary bladder cancer we needed 24 out of 80 patients to meet our primary endpoint. We are currently at 19 of 39 patients so far, which is highly promising.

Turning now to lung cancer which is really an unmet need. Lung cancer is the second most common cancer in the United States and a huge opportunity. Checkpoint therapy has been the main standard of care but is short lived sadly and patients have, with checkpoint therapy alone, relapsed rapidly.

So, turn to slide 20, which demonstrates our response to that. In May, we published a paper demonstrating how patients who received checkpoint therapy plus Anktiva were able to recover and respond and have long-term stable duration of disease so we thus, on this basis, took the position of enrolling a study in which there were 11 anatomical tumor types, a basket trial in which we combine Anktiva with checkpoint in patients where checkpoint failed.

To date, 131 patients have enrolled in the study. Of these 131 patients 81 patients have lung cancer. And as you can see on the right-hand side spider plot, patients who enter this trial, it’s important to recognize the spider plot the entry level of this trial of patients were progressing actively on the checkpoint therapy.

And while progressing on checkpoint therapy, taking the same checkpoint but now adding the Anktiva and remarkable stable disease and as you can see, the long-term duration of the stable disease. This is now the basis of our second line trial. And for that we are activating such a trial and having a presentation to the FDA when we finally lock the data you see in the spider plot on the right.

Let me turn now to COVID. Slide 21 is our direction in which we will now take on COVID. With regard to the COVID on the left-hand side you see the sequence of this virus. We believe we are the only vaccine candidate with both subcutaneous and oral versions of S plus N.

We have the oral vaccine which offers unique advantages in the sense that it has the ability to be given without needles but more importantly has an ability to be at room temperature breaking the cold chain. This would clearly provide a lower cost distribution and provide a vaccine candidate that activates T cells and is available for global distribution.

On December 10th, we announced encouraging data from our recent completed non-human primate study. In fact, what we showed was when we combine subcutaneous and oral formulation we discover that after viral challenge, a complete protection to undetectable levels of both the lungs and nasal passages of the SARS COVID virus.

And this inhibition of the SARS COVID virus happened within the matter of three to seven days. This was the case in 100 percent of the vaccinated rhesus macaques. So these results we believe together with the macaque results together with the fact that it’s an oral and a subcutaneous and it activates Tcells sets our vaccine candidate apart.

Slide 22 is the data on HIV. This is a trial that involves our IL-15 / Anktiva program. And as you can see on the right-hand side, we have no side effects in our Phase 1 study and we have an exciting decrease in HIV infected cells in six months based on our six milligram dosage form.

Now moving to NantKwest on slide 23, the NantKwest NK cell platform has been integrated to support immunotherapy development for partners like ImmunityBio, which demonstrates why we will be stronger together. Discovered in 1992 the NK92 cell line has been the bedrock of our platform.

From our first generation of NK92 to haNK now to t-haNK, we are poised to deliver exciting clinical data for multiple solid and liquid tumor indications as shown on this page PD-L1 in t-haNK in pancreatic cancer now in Phase II.

Soon in triple negative breast cancer, CD19 t-haNK in lymphoma, HER2 t-haNK in breast cancer and EGFR t-haNK in head and neck cancer and though excitingly on the right-hand side, the M-ceNK, an autologous and allogeneic cytokine rich in NK and T-cells from the blood of either a healthy volunteer or a patient.

Turning to the pancreatic data on slide 24, there are over 250,000 new cases with over 40,000 deaths in the United States annually. As you know about my background with pancreatic cancer with Abraxane, this has been a life’s quest. What I’m excited to say is that our second line metastatic pancreatic cancer data, a cancer which sadly has an average survival rate of months, has shown disease control of 82 percent in 14 out of 17 patients. Remarkably we showed a complete remission. As you could see from this slide, a long-term complete remission in the patient with metastatic pancreatic cancer. This has led therefore to our randomized trial in first line, second line and our single arm trial in third line pancreatic cancer all of which are ongoing.

Turning to triple negative breast cancer on slide 25, over 50,000 annual new cases in the United States, again third line triple negative breast cancer has varied prognosis. Our initial exploratory study has shown disease control in eight out of nine patients, as you can see on the right-hand side, with a progression free survival of 14.3 months and a median overall survival of 20.2 months.

With a complete response as you can see from this slide and this data, and comparing highly favorably to sacituzumab which just got approved from Immunomedics, we are planning an end of Phase Ib / II and SPA meeting with the FDA to confirm registrational protocol design for third line or greater triple negative breast cancer registrational trials randomized against sacituzumab.

Turning finally to the Merkel Cell Carcinoma results, a single-arm study of Anktiva in combination with the CD-16 expressing, off-the-shelf NK together with avelumab. This first clinical trial patient was dosed in March of 2020 in our Phase II study. But I think what’s exciting in our Phase I study is we had promising findings noted with this combination, resulting in complete remission.

And I’m so pleased to report that this complete remission has now lasted for four years to date and for the last year the patient was on no therapy. So, continuing to add sites and seek out patients giving the small populations in patients in Merkel Cell will be our goal for the year, 2021.

So finally in closing, we have a compelling strategic rationale for the combination and turning to slide 28 I’ll wrap up by showing the timeframe and next steps by handing this over to Rich.

Rich Adcock:	Thank you, Patrick. Now on to the last slide on page 29. Here’s a timeline to provide some more details between now and close, which we expect to occur in the first half of 2021.

We expect to file our proxy and pro forma financials later this month or in early January. The transaction is subject to shareholder approval by a majority of unaffiliated shareholders of NantKwest in addition to customary regulatory review and approvals. We expect to have a shareholder vote in early March prior to close.

Before turning it back over to Patrick for some closing remarks I want to quickly say that I’m humbled and deeply honored to lead what will be an organization with unique assets, talented people and strong prospects for growth and value creation, but most importantly we will be even better positioned to advance our mission of pioneering unique platforms, meeting unmet needs and improving the lives of patients around the world.

Patrick?

Patrick Soon-Shiong:	Thank you, Rich. As many of you know, this has been a life’s dream of mine to find a way to really change the course of cancer therapy, avoiding high-dose chemotherapy, avoiding high-dose radiation and finding a way to activate the body’s own immune system. In essence, to treat the host, rather than the disease, and provide enormous quality of life to patients suffering from unmet needs.

The combination of ImmunityBio and NantKwest will fulfill this dream and I’m excited to say we’ve now positioned ourselves not only to be a unique world leading company, really pushing the boundaries of immunotherapy beyond checkpoint therapy, but it will also now give me an opportunity to really focus our efforts, my efforts on the science and strategy of actually fulfilling this dream.

I want to thank all the people and the scientists who have worked so hard and all our advisors to bring us to this point. So, with this I’ll hand this over to Sarah for any questions.

Sarah Singleton:	Thank you, Patrick. We will now open the line for Q&A. Operator?

Operator:	Thank you. At this time if you have a question please press “star,” “1” on your touchtone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the “pound” key. In the interest of time, we do ask you limit yourself to one initial and one follow-up question.

One moment please for your first question.

Again, ladies and gentlemen as a reminder if you would like to ask question please press “star,” “1” on your touchtone phone. At this time there are no questions, I will turn the call back over to you, Sarah.

Sarah Singleton:	Excellent and we have our first question that we received via e-mail. What is the long-term strategy of the combined company?

Patrick Soon-Shiong:	So, thank you for that. Well, I think, as we said, with the opportunity now to take both natural killer cells, T cell, (adrenergic) cell, macrophage is unique that a company will have all the assets, all the technology, all the platforms under one roof so that the orchestration of these first-in-class molecules can occur in an efficient clinical trial development in an efficient way and really change the course of diseases such as pancreatic cancer, lung cancer, head and neck cancer, breast cancer, so that we can achieve long-term complete remissions.

So, that’s the strategy, is to have a leading company producing results based on immunotherapy.

Sarah Singleton:	Excellent. Next question. Neither company has commercialization capabilities. How do you plan to commercialize your assets? Will you find a partner or is the plan to sell the combined company to big pharma in the next year or two?

Patrick Soon-Shiong:	Well, I think that’s one of the synergies that is really advantageous for the – this combined company. Not only do we have synergies immediately based on our science, synergies based on our manufacturing prowess, synergies based on clinical development, but synergies looking forward.

And as you can see, we have a very late pipeline and specifically the BLA pending for bladder cancer, the rapidity of our (call) for pancreas and lung cancer. So, clearly I think the opportunity is now to create a single sales force.

One of the major opportunities for us is in the urology space, interestingly enough there’s only 7,000 urologists across the United States, mainly in large groups, so a small sales force of 75 to 100 people will be able to capture huge span of the urology space.

What’s also important within the urology space, we have trials not only in bladder cancer, but in prostate cancer as well as renal cancer. So, the opportunity commercialize our assets is great. Obviously, if there are large pharma companies that we would strategically align with for global distribution that may be advantageous and obviously we would explore that if that opportunity arose.

Sarah Singleton:	Excellent. Next question from an analyst. Does having the two companies and assets under one umbrella change how you think about ongoing on planned studies for the haNK plus N-803 combination?

Patrick Soon-Shiong:	No, quite contrary. By having it under one roof there’ll be no confusion as which company owns which asset. This CD16 haNK plus N-803 under one roof for Merkel cell, for example, in lung cancer is a immunological strategy that not many people can pursue because it – at the same time two molecules given with very low adverse events activating both the NK cell, which could be targeted because of the PDL1, and the memory T-cell in driving immunological memory is an opportunity that many – not many companies have under a single roof.

Sarah Singleton:	Excellent. Next question, what percent of the 80 NMIBC patients meet the FDA’s definition of adequate prior to BCG therapy? And relatedly, is this cohort still open and enrolling just to backfill in case some patients meet the FDA’s criteria for BCG unresponsive?

Patrick Soon-Shiong:	I’m happy to report that the patients that made– the complete response primary endpoint have met the definition. I’m similarly happy to report that the patients who have met the secondary endpoint with regard to the 12 month duration have all met the adequate prior BCG therapy.

The 80 patients have been completely enrolled, however, we also are now enrolling another 20 patients too, almost as a backfill. But, the 80 patients that the study has completely enrolled we have had a soft data lock, and again to repeat, both the primary endpoint as well as the duration of 12 months are patients who have met the definition of adequate prior BCG therapy.

Sarah Singleton:	Next question, how should we be thinking about timelines in a potential filing for the Papillary indication? My reading of FDA guidance points the requirements for randomized data in this setting.

Patrick Soon-Shiong:	Yes, so the way you should be thinking is we have – will complete the single-arm Phase II Papillary. As you know, the – there’s no approved treatment in BCG Unresponsive of Papillary and there’s a question of the ethical nature of a randomized trial, because there is no approved treatment in this indication.

So upon completion of our – and meaning the primary endpoint, which looks very promising on Papillary, we will be approaching the FDA and having a conversation whether an accelerated approval based on the second line and then somehow designing in an ethical nature a randomized trial for which there is no unfortunate other arm to compare against. So, that’s what – a discussion we will be having with the FDA as soon as we decided to lock the data after having met the primary endpoint Papillary which looks imminent.

Sarah Singleton:	Next question, what data can we expect from QUILT-3.055 your lung trial at the World Conference Lung Cancer and IASLC?

Patrick Soon-Shiong:	We’re looking at our data that we’ve now completed, as I said, with (81 L) to the 131 patients, we’ll be updating that data, locking down the data. I’m not sure whether it will be added on conference, but these are the kinds of data that we will be putting together as well as the – unfortunately the other clinical trials, as you know, are randomized and blinded and we obviously cannot unblind those studies. But, we’ll be putting together the data in more of a (inaudible) (form) as you’ve seen on the slide today.

Sarah Singleton:	Next question, what will capitalization of the company be post-closing?

Patrick Soon-Shiong:	I think the details of the capitalization of the company will be spelled out in the S4 as we put forth the details of that document.

Sarah Singleton:	And can you shed the light on how this transaction came about and who approached whom?

Patrick Soon-Shiong:	This has been an issue that we have faced, I was obviously CEO of both companies until we appointed Rich Adcock. So, this at both board levels we’ve been struggling with how to address the confusion that’s been created out in the market and how to efficiently take ImmunityBio public.

So, this is an efficient way of us to bring the two companies together and at the same time taking ImmunityBio public. And thus, each company had their advisors, an independent committee was formed by NantKwest and this is how the transaction came about.

Sarah Singleton:	How long have you been considering this transaction, and why now?

Patrick Soon-Shiong:	Why now is because we (are at) this late stage of clinical development of our products, both companies, and why now was this is an efficient way now for us not only to take the company – ImmunityBio company public, but also to expose to the public community the enormous (unparalleled) depth and breadth both of the NantKwest platform, as well as ImmunityBio platform.

And also why now, I think this will maximize the opportunity to rapidly develop these products for this huge unmet need across both cancer and COVID.

Sarah Singleton:	How much funding will the company need in the coming months, and how does it plan to raise that capital?

Patrick Soon-Shiong:	It’s very clear that the company has this enormous opportunity across these clinical trials, whether it be ongoing bladder cancer, lung cancer, breast cancer, head and neck cancer, glioblastoma, local cell cancer, and COVID, and it’s clear that we would need to capitalize the funding if we wanted to go with all of these simultaneously.

So yes, we will be exploring in parallel with the closing of this transaction financing opportunities.

Sarah Singleton:	(Could you please) comment on the advantage of your vaccine platform that can address the ongoing mutation associated with the COVID-19 virus?

Patrick Soon-Shiong:	This is exactly the (fear) we’ve had. The (S) protein and the (RVD), which is the surface protein of (S), is the protein – or, the sequence that activates and enters the cell. And it’s mutating, and it continues to mutate.

So addressing a vaccine that merely blocks, but with antibodies to the (S) protein was of concern to us. And that’s why we developed a vaccine that not just blocks with antibodies and (B) cells, but drives T cells by adding the (N) protein. The (N) protein (is highly – can serve as) necessary for the virus to replicate, so by having an (N plus S), (we have mitigate) the concerns of a mutating COVID.

So the way – best way to describe this is by only having a vaccine against (S), you will drive (B) cells. (B) cells will drive antibodies. Antibodies block.

However, by having (S plus N), you will drive T cells, and T cells kill. So (B) cells block, T cells kill, and T cells will clear the virus.

Unfortunately, antibodies may wane, (and so therefore B) cells could forget. T cells, however, remember and generate memory. So I think the approach we’ve taken is a highly scientifically thoughtful one in which for the long term we needed to generate what we call a second generation COVID vaccine, which will address not only the mutations and not just block, but also kill by clearing the virus, and our nonhuman primate studies have demonstrated in fact that is clears the virus from the nose and the lungs at 100 percent complete protection, and I believe that’s because it has a balanced immune activation of both (B) and T cells.

And finally by having an oral capsule that you can take as a pill means that we can now have a vaccine that could be distributed across the globe at a low cost.

Sarah Singleton:	Next question is from a current shareholder. Goldman Sachs was the advisor, what role did the financial advisors play in this suggesting this combination? Can shareholders expect greater institutional coverage with this new advisor, perhaps a recommendation in research coverage? Is there an expectation of further stock financing of IBRX going forward?

Patrick Soon-Shiong:	Well both Goldman Sachs and Lazard served as our advisors, and I must say, the level of expertise at Goldman, it goes without saying how pleased I was with their input and continued input.

So I’m hopeful as we now move forward with this IBRX ticker and this unique platform of a company that there will be more attention paid by research analysts and we will be having calls like this, we’re launching a new website, we’ll be launching informational blogs.

This is a complex story of a wide array of technologies with a wide array of late stage clinical trial with even a deeper pipeline that we’ve not even addressed today at both (IND and pre-IND) development.

So yes we will have investor days, we will engage with analysts, and indeed, on that basis, I hope that will increase the opportunity for shareholders to understand the mission of this company, and indeed we will be seeking to finance the clinical trials I think which will make a major impact on the valuation – value of the company moving forward.

Sarah Singleton:	Excellent. One more question from a current shareholder with regard to FATE. Can you discuss your views on the FATE data compared to NK data? Specifically where each is in clinical trial progression, who is further along?

Patrick Soon-Shiong:	I was very reticent to compare ourselves to other companies, but I think it is useful for shareholders following the natural killer cell pathway to understand the stage of development and maturity of each of these companies following natural killer cells.

I’m really pleased, and I mean that sincerely, of all these early companies entering the field (of natural killer cells). As everybody knows, NantKwest was the very, very, very first company to go public all the way in 2015.

So to give you a history comparing ourselves to (Fate), NK-92 was the engineered product in which we then placed our very first molecule, NK-92.CD16, and I think the Fate CD16 (NK) just went into clinical trial. In the interim, we were the first new CD16 way back, maybe two or three years ago, and as you see from our Merkel cell (trial), our NK-92.CD16 is now at the registration level in Merkel cell carcinoma.

Regarding liquid tumors, our N—803 we’ve had, I think, over 20 to 30 or 40 even – the number of patients that are in lymphoma trials and N-803 together with NK-92.CD16 and Rituxan will be easily developed.

There are no other natural killer cell companies that has PD-L1 (CAR). Each of our t-hanks are all in the pipeline. There are no other companies – natural killer cell company I know of, that has a PD-L1 t-haNK that’s shown a complete remissions in both triple negative breast cancer, metastatic pancreatic cancers, and registration trials.

And now I think I want to turn my attention to not the NK-92 cell but really the m-ceNK cell. I think the m-ceNK cell will be revolutionary. If one looks at companies that are developing three potent cell (products) and trying to develop a stem cell- so-called universal cell, it turns out that your own body has that cell, your own body – any patient by doing an apheresis, both allogenic and autologous, we have quietly over the last decade built this thing called a ‘GMP-in-a- box’, and we have now shown that we can take from the blood and very quickly isolate the NK cell in this ‘GMP-in-a- box’and using cytokines, build the billions of these NK cells within 21 days that have a highly active NK cell, cryopreserve the cell and deliver it.

I think the most important thing is the maturity of each of these companies in terms of scale to manufacture. Based on my experience at APP and Abraxis and building the nanopartical Abraxane, which was a biologic in a sense. I recognize when we took NK public in 2015, that unless you built a manufacturing capability of enormous scale and built a manufacturing capability so the product could be cryopreserved and just delivered and hung at the bedside, you will not have a product. You’d have a process but not a product.

That is what NantKwest has spent the last 3 years (doing), and that’s why with our enormous manufacturing capability now, with 2,000 liter tank scale, I don’t know of any companies that have 2,000 liter tank scale both for CHO lines (and Novartis lines) and natural killer cell lines, that we have now not only demonstrated the scale, we are GMP—commercial scale.

So this is what I mean by comparison of maturity, development pipeline, clinical pipeline of both an engineered cell, a genetically engineered cell, an autologous cell and an allogeneic cell that could have persistence as a memory NK cell.

So rather than comparing myself to companies like FATE, this combination of immunotherapy of IL-15 and adenovirus and aldoxorubicin and an NK cell I think is unique, and we are frankly – will have to be compared with the big players, whether this be Bristol Myers, Glaxo, Johnson & Johnson, as well as the smallest and earliest players such as FATE and Nkarta.

Sarah Singleton:	Thank you, Patrick. That wraps up all the questions we’re able to take today.

Patrick Soon-Shiong:	Thank you all.

Operator:	Thank you ladies and gentlemen for participating in today’s conference call. We ask that you now disconnect your lines.

END